Exhibit 21.1
CENTRACORE PROPERTIES TRUST
LIST OF SUBSIDIARIES

Name of Subsidiary	State of Organization
CPT Limited Partner, Inc.	Delaware
CPT Operating Partnership L.P.	Delaware
Correctional Properties Prison Finance LLC	Delaware
Public Properties Development And Leasing LLC	Delaware